UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 3, 2023

BANCO BRADESCO S.A.

By:	/S/ Carlos Wagner Firetti
Carlos Wagner Firetti Department Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

bradesco

press release

80 years of history

of a successful trajectory, where every day we learn, conquer, lead technological transformations and adapt to every evolution of society and changes in the economy. Bradesco is a bank with open doors for all, where our more than 72 million clients interact every day to fulfill their dreams, develop their business and meet their financial needs.

Our customer service network continues to modernize, with digital channels representing 98% of total financial transactions and 33% of credit releases. We also have a wide physical presence across Brazil, with a complete branch network and business generation units. We offer complete and customized solutions, specialized investment consulting, strengthening our value proposition in wealth management through the international account "My Account" 100% digital, and much more! The Bradesco client recognizes this value, which has been reflected in our NPS, which has grown 20 p.p. in Retail – Individuals and 18 p.p. in Prime (4Q20 vs. 2Q23).

We improved our financial performance in the quarter, with an increase of +5.6% in recurring income, +0.5 p.p. in profitability and +0.3 p.p. in Tier I Capital.

The expanded loan portfolio grew by 1.6% in 12 months, with an increase in the share of products with guarantees in the production mix. The short-term default improved by 0.2 p.p. in the quarter, with contributions from all segments, and the movement of the indicator above 90 days translates the current moment of the credit cycle. We repositioned our credit concession policy for lower risk modalities, which has already brought a significant improvement in the default of the new crops to lower levels than those observed today, with 95% of the new operations classified in the AA-C rating.

The net interest income grew 1.2% in 12 months, with an increase in the average volume of operations and an important improvement in the market NII. Service delivery revenues reached around R$9 billion in the quarter, remaining consistent. Insurance operations are performing well, driven by the revenue growth and improved financial income. Operating expenses showed behavior in line with the estimated for 2023.

Our engagement in actions and practices that contribute to the preservation of the environment, social development and responsible corporate governance, remains firm in our daily lives and, since 2021, we have already allocated R$195 billion to sustainable businesses (78% of our goal).

We reaffirm our commitment to overcome challenges and enhance the quality of financial services and solutions, always focused on the pillars: clients, people, digital transformation and sustainability.

enjoy the reading!

corporate strategy

38.3mm
account holders

client, our inspiration
Our goal is to help clients achieve success through top-notch service focused on their needs and objectives



NPS
4Q20 vs. 2Q23 (variation in p.p.)

+20 Retail | Individuals

+18 Bradesco Prime

overdraft		personal loans		payroll-deductible loans	
+30	+44	+28	+27	+19	+16
Retail Individuals	Prime	Retail Individuals	Prime	Retail Individuals	Prime

digital transformation
how we do it

Efficiency, Agility, Connection, Innovation and Simplicity. That is our mindset about digital behavior

+170%
technology and innovation investments
(2019 to 2022)

inovabra
+230 startups
strong internal ecosystem

our people
diversity, equity and inclusion

85.3 thousand employees

51% are women

28% are black people

in leadership positions:

35% are women

22% are black people

5% are people with disabilities

UNIBRAD
development and trainning
education, inclusion and knowledge democratization

16
awards in 1H23

sustainability
made to last

performance
Our evolution in the management of ESG aspects is evidenced by the performance in their majority above average for the sector in the evaluations of the specialized ratings and permanence in the main indexes of sustainability, like the Dow Jones, ISE, and CDP, among others.

goal
R$250 bi
until 2025 in sustainable businesses

78% met

2Q23

RECURRING NET INCOME

R$4.5 bi

▲ **5.6%** | 2Q23 vs. 1Q23 (q/q) ▽ **35.8%** | 2Q23 vs. 2Q22 (y/y)

QUARTERLY ROAE

11.1%

▲ **Improvement** of **0.5** p.p. q/q

QUARTERLY ER

46.1%

▲ **Improvement** of **1.0** p.p. q/q

R$2.9 bi of INTEREST ON SHAREHOLDERS' EQUITY (gross) > payout of 67% in the quarter

NET INTEREST INCOME

R$16.6 bi

▽ **0.6%** q/q ▲ **1.2%** y/y

FEE AND COMMISSION INCOME

R$8.8 bi

▲ **0.1%** q/q ▽ **2.5%** y/y

OPERATING EXPENSES

R$13.1 bi

△ **2.2%** q/q △ **13.4%** y/y

EXPANDED LOAN PORTFOLIO

R$868.7 bi

▽ **1.2%** q/q ▲ **1.6%** y/y

DELINQUENCY RATIO 15 TO 90 DAYS

4.4%

▲ **Improvement** of **0.2** p.p. q/q

BASEL | TIER I

12.9%

▲ **Improvement** of **0.3** p.p. q/q

INSURANCE GROUP

RECURRING NET INCOME

R$2.4 bi

▲ **34.0%** q/q
▲ **31.3%** y/y

ROAE QUARTERLY

24.5%

▲ **Improvement** of **6.3** p.p. q/q

INCOME FROM OPERATIONS

R$4.8 bi

▲ **31.9%** q/q ▲ **30.6%** y/y

main information

R$ million (unless otherwise stated)	2Q23	1Q23	2Q22	1H23	1H22	Variation % (unless otherwise stated) 2Q23 x 1Q23	2Q23 x 2Q22	1H23 x 1H22
\\ Recurring Income Statement								
Recurring Net Income [(1)]	4,518	4,280	7,041	8,798	13,862	5.6	(35.8)	(36.5)
Book Net Income	4,518	4,280	7,075	8,798	14,084	5.6	(36.1)	(37.5)
Operating Income	4,990	4,844	10,350	9,834	20,692	3.0	(51.8)	(52.5)
Net Interest Income	16,556	16,653	16,361	33,209	33,422	(0.6)	1.2	(0.6)
Expanded ALL	(10,316)	(9,517)	(5,313)	(19,833)	(10,149)	8.4	94.2	95.4
Fee and Commission Income	8,756	8,746	8,976	17,502	17,587	0.1	(2.5)	(0.5)
Operating Expenses	(13,074)	(12,793)	(11,530)	(25,867)	(23,232)	2.2	13.4	11.3
Income from Insurance, Pension Plans and Capitalization Bonds	4,841	3,669	3,707	8,510	6,993	31.9	30.6	21.7
\\ Statement of Financial Position								
Total Assets	1,884,020	1,864,026	1,757,780	1,884,020	1,757,780	1.1	7.2	7.2
Loans - Expanded Loan Portfolio	868,687	879,283	855,381	868,687	855,381	(1.2)	1.6	1.6
- Individuals	361,077	365,312	341,557	361,077	341,557	(1.2)	5.7	5.7
- Companies	507,609	513,972	513,824	507,609	513,824	(1.2)	(1.2)	(1.2)
Shareholders' Equity	159,317	155,321	152,704	159,317	152,704	2.6	4.3	4.3
Assets under Management	2,842,381	2,806,033	2,655,562	2,842,381	2,655,562	1.3	7.0	7.0
\\ Capital and Liquidity - %								
Total Ratio	15.5	15.1	15.6	15.5	15.6	0.4 p.p.	(0.1) p.p.	(0.1) p.p.
Tier I Capital	12.9	12.6	13.3	12.9	13.3	0.3 p.p.	(0.4) p.p.	(0.4) p.p.
Liquidity Coverage Ratio (LCR)	178.5	165.2	168.5	178.5	168.5	13.3 p.p.	10.0 p.p.	10.0 p.p.
Net Stable Funding Ratio (NSFR)	123.1	121.3	119.7	123.1	119.7	1.8 p.p.	3.4 p.p.	3.4 p.p.
\\ Profitability and Efficiency - %								
Annualized Return on Average Equity (ROAE) [(2)]	11.1	10.6	18.1	10.9	18.0	0.5 p.p.	(7.0) p.p.	(7.1) p.p.
Annualized Return on Average Assets (ROAA)	1.0	0.9	1.6	0.9	1.6	0.1 p.p.	(0.6) p.p.	(0.7) p.p.
Efficiency Ratio (ER) [(3)]	46.1	47.1	42.4	46.8	44.7	(1.0) p.p.	3.7 p.p.	2.1 p.p.
\\ Market Indicators								
Recurring Net Income per Share - R$ [(4)]	0.42	0.40	0.66	0.83	1.30	5.6	(35.8)	(36.5)
Market Capitalization [(5)]	165,416	133,121	168,272	165,416	168,272	24.3	(1.7)	(1.7)
Dividends/Interest on Shareholders' Equity	2,461	2,446	2,053	4,907	4,051	0.6	19.9	21.1
Price/Earnings Ratio [(6)]	10.6	7.3	6.2	10.6	6.2	44.3	71.5	71.5
Price to Book Ratio	1.0	0.9	1.1	1.0	1.1	11.1	(9.1)	(9.1)
Dividend Yield - % [(7) (8)]	6.1	7.6	6.5	6.1	6.5	(1.5) p.p.	(0.4) p.p.	(0.4) p.p.
\\ Portfolio Indicators - %								
Delinquency Ratio (15 to 90 days/Expanded Loan Portfolio)	4.4	4.6	3.6	4.4	3.6	(0.2) p.p.	0.8 p.p.	0.8 p.p.
Delinquency Ratio (over 90 days/Expanded Loan Portfolio)	5.9	5.1	3.5	5.9	3.5	0.8 p.p.	2.4 p.p.	2.4 p.p.
Coverage Ratio (> 90 days)	163.7	182.4	218.1	163.7	218.1	(18.7) p.p.	(54.4) p.p.	(54.4) p.p.

(1) According to the non-recurring events described on page 10 of this report; **(2)** It excludes the asset valuation adjustments recorded under the Shareholders' Equity; **(3)** For 1H23 / 1H22, it considers the cumulative index in 12 months; **(4)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits which occurred in the periods; **(5)** Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period; **(6)** Accumulated recurring net income in 12 months; **(7)** Source: Economatica; and **(8)** Calculated by the share with the highest liquidity.

recurring net income statement

For better understanding, comparability and analysis of results, we present the Recurrent Net Income Statement, prepared based on management adjustments, excluding the non-recurring events described below in the table of reconciliation between the accounting and recurrent income:

R$ million	2Q23	1Q23	2Q22	1H23	1H22	Variation % 2Q23 x 1Q23	2Q23 x 2Q22	1H23 x 1H22
\\ Net Interest Income	**16,556**	**16,653**	**16,361**	**33,209**	**33,422**	**(0.6)**	**1.2**	**(0.6)**
- Client NII	16,652	16,965	16,947	33,618	32,766	(1.8)	(1.7)	2.6
- Market NII	(96)	(312)	(587)	(409)	656	(69.2)	(83.6)	-
\\ Expanded ALL	**(10,316)**	**(9,517)**	**(5,313)**	**(19,833)**	**(10,149)**	**8.4**	**94.2**	**95.4**
- ALL Expenses	(10,362)	(9,726)	(8,148)	(20,088)	(15,199)	6.5	27.2	32.2
- Income from Credit Recovery	1,168	930	1,473	2,098	3,242	25.6	(20.7)	(35.3)
- Impairment of Financial Assets	(432)	(281)	1,805	(713)	2,458	53.7	-	-
- Granted Discounts / Other [1]	(690)	(440)	(443)	(1,130)	(650)	56.8	55.8	73.8
\\ Gross Income from Financial Intermediation	**6,240**	**7,136**	**11,048**	**13,376**	**23,273**	**(12.6)**	**(43.5)**	**(42.5)**
Income from Insurance, Pension Plans and Capitalization Bonds	4,841	3,669	3,707	8,510	6,993	31.9	30.6	21.7
Fee and Commission Income	8,756	8,746	8,976	17,502	17,587	0.1	(2.5)	(0.5)
Operating Expenses	(13,074)	(12,793)	(11,530)	(25,867)	(23,232)	2.2	13.4	11.3
Personnel Expenses	(6,155)	(6,031)	(5,718)	(12,186)	(11,219)	2.1	7.6	8.6
Other Administrative Expenses	(5,559)	(5,418)	(5,344)	(10,977)	(10,427)	2.6	4.0	5.3
Other Income / (Operating Expenses)	(1,360)	(1,344)	(468)	(2,704)	(1,586)	1.2	-	70.5
Tax Expenses	(2,002)	(1,955)	(1,930)	(3,957)	(4,030)	2.4	3.7	(1.8)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	229	41	79	270	101	-	-	-
\\ Operating Income	**4,990**	**4,844**	**10,350**	**9,834**	**20,692**	**3.0**	**(51.8)**	**(52.5)**
Non-Operating Income	17	39	13	56	14	(56.4)	30.8	-
Income Tax / Social Contribution	(393)	(499)	(3,229)	(892)	(6,685)	(21.2)	(87.8)	(86.7)
Non-controlling interests in subsidiaries	(96)	(104)	(93)	(200)	(159)	(7.7)	3.2	25.8
\\ Recurring Net Income	**4,518**	**4,280**	**7,041**	**8,798**	**13,862**	**5.6**	**(35.8)**	**(36.5)**

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

non-recurring events

R$ million	2Q23	1Q23	2Q22	1H23	1H22
\\ Recurring Net Income	**4,518**	**4,280**	**7,041**	**8,798**	**13,862**
\\ Non-Recurring Events	**-**	**-**	**34**	**-**	**222**
Goodwill Amortization (Gross)	-	-	(43)	-	(85)
Demutualization of the CIP (Interbank Payments Clearing House) investment	-	-	-	-	231
Other [1]	-	-	77	-	77
\\ Book Net Income	**4,518**	**4,280**	**7,075**	**8,798**	**14,084**

(1) Basically, it takes into account the disposal of investment by Merchant E-Solutions Inc. made by Cielo.

summary analysis of recurring income

Net Income, Returns and Efficiency

Income Change | R$ million

Quarter



▼(97)
4,280
(313)
216
(799)
10
(281)
1,172
233
4,518
1Q23
Client NII
Market NII
Expanded ALL
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
2Q23

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

Recurring Net Income

R$ billion



6.3
7.0
5.2
1.6
▲5.6%
4.3
4.5
10.4
25.6
28.6
118.6
41.4
52.5
89.6
74.4
71.4
(18.6)
58.6
47.5
2Q21
2Q22
3Q
4Q
1Q23
2Q
Insurance Activities %
Banking Activities %

ROAE Quarterly and Accrued

%



18.2
18.0
16.3
13.1
10.6
10.9
17.6
18.1
13.0
10.3
10.6
11.1
3.9
2Q21
2Q22
3Q
4Q
1Q23
2Q
Accrued
Quartely
Without Large Corporate Client 100% Provisioned

Improvement of net income, profitability and operating income in the quarter.

The increase in the Income from Insurance, Pension Plans and Capitalization Bonds – boosted by the growth of the revenue and the decrease of the claims ratio – as well as gradual improvement of the market NII contributed to the buffering of higher ALL expenses, which continue under pressure due to the conditions of the indebtedness scenario, in particular because of the micro and small enterprises.

The quarterly efficiency indicator showed an improvement of 1.0 p.p., mainly due to the good insurance performance. The accumulated ER movement reflects the larger operating expenses resulting from investments in technology and the collective bargaining agreement.

ER / Risk-Adjusted ER

%



63.4
61.3
64.9
74.7
79.8
84.8
45.7
44.7
44.8
45.1
45.9
46.8
45.8
42.4
46.5
47.7
47.1
46.1
2Q21
2Q22
3Q
4Q
1Q23
2Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	2Q23	1Q23	2Q22	1H23	1H22	2Q23 x 1Q23 R$	2Q23 x 1Q23 %	2Q23 x 2Q22 R$	2Q23 x 2Q22 %	1H23 x 1H22 R$	1H23 x 1H22 %
\\ Net Interest Income	**16,556**	**16,653**	**16,361**	**33,209**	**33,422**	**(97)**	**(0.6)**	**195**	**1.2**	**(213)**	**(0.6)**
\\ Client NII (1)	**16,652**	**16,965**	**16,947**	**33,618**	**32,766**	**(313)**	**(1.8)**	**(295)**	**(1.7)**	**852**	**2.6**
Average Balance	715,212	723,153	702,799	719,183	693,193	(148)		243		1,013	
Average Rate	9.7%	9.9%	10.0%	9.7%	9.8%	(165)		(538)		(162)	
\\ Market NII (2)	**(96)**	**(312)**	**(587)**	**(409)**	**656**	**216**	**(69.2)**	**491**	**(83.6)**	**(1,065)**	**-**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Client NII

Client NII | Indicators



10.0
10.1
9.8
9.9
9.7
6.8
5.8
1.4 (1)
4.2
3.6
R$ billion
16.9
17.5
17.5
17.0
16.7
5.3
7.3
14.9 (2)
9.5
10.3
11.6
10.3
2.6
7.4
6.3
2Q22
3Q
4Q
1Q23
2Q
Net Margin
Expanded ALL
Gross NIM Annualized (%)
Net NIM Annualized (%)

Product Mix - Individuals



%
June23 24.9 24.0 20.0 15.7 9.3 6.2
Mar23 24.6 23.6 19.8 15.9 9.5 6.7
2022 24.7 23.5 19.4 15.8 9.9 6.7
2021 26.2 24.2 17.1 15.4 10.2 6.8
Payroll-deductible Loans
Real Estate Financing
Credit Card
Personal Loans
Vehicles
Others

(1) It excludes the effect of the ALL of a Large Corporate client and Portfolio Assignments, the net NIM would be 3.9%; and
(2) It considers the ALL of a 100% provisioned Large Corporate client.

Change in the client NII | R$ million



16,965
(148)
(242)
(7)
84
16,652
1Q23
Average Volume
Spread
Products Mix
Number of Days
2Q23
32,766
1,013
(231)
69
-
33,618
1H22
Average Volume
Spread
Products Mix
Number of Days
1H23

The client NII showed a decrease of 1.8% and 0.2 p.p. in the gross average rate compared to the first quarter of 2023 due to more restrictive credit policies. We can see an improvement in the delinquency ratios on new crops. However, the net average rate remains under pressure by the stock, increasing the ALL expenses. In 1H23, we grew 2.6% in the client NII in relation to the same period of the previous year, driven by the increase in the average volume of credit as well as the increase in the margins of liabilities.

Market NII

The variation of the market NII between quarters occurred mainly due to the improvement of the bank's ALM result and the higher gains in treasury operations.

main funding sources

Funds Raised and Managed

R$2.8 tri

June23

△ **1.3%** q/q
△ **7.0%** y/y

Funds Raised △ **7.3%** y/y
Funds and Managed Portfolios △ **6.6%** y/y

R$ million	June23	Mar23	June22	Variation % Quarter	Variation % 12 months
Demand Deposits	45,939	47,967	53,903	(4.2)	(14.8)
Savings Deposits	128,301	128,312	134,763	-	(4.8)
Time Deposits + Debentures	431,062	417,364	388,983	3.3	10.8
Borrowings and Onlending	52,225	51,123	62,497	2.2	(16.4)
Funds from Issuance of Securities	239,361	242,411	195,341	(1.3)	22.5
Subordinated Debts	49,461	47,886	53,796	3.3	(8.1)
\\ Subtotal	**946,348**	**935,061**	**889,284**	**1.2**	**6.4**
Obligations for Repurchase Agreements (1)	267,648	274,156	235,561	(2.4)	13.6
Interbank Deposits	1,534	1,309	1,420	17.2	8.1
Working Capital (Own/Managed)	128,631	124,315	126,170	3.5	2.0
Foreign Exchange Portfolio	22,565	25,215	28,340	(10.5)	(20.4)
Payment of Taxes and Other Contributions	6,310	5,649	7,800	11.7	(19.1)
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	340,542	332,905	307,819	2.3	10.6
\\ Funds raised	**1,713,578**	**1,698,611**	**1,596,394**	**0.9**	**7.3**
\\ Investment Funds and Managed Portfolios	**1,128,803**	**1,107,422**	**1,059,168**	**1.9**	**6.6**
\\ Total Assets under Management	**2,842,381**	**2,806,033**	**2,655,562**	**1.3**	**7.0**

(1) It does not consider debentures.

Loans vs. Funding

We meet the need for resources required for loan operations primarily by our funding activities, through the capacity to obtain funding from clients effectively.

In order to evaluate loan operations vs. funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	June23	Mar23	June22	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	52,249	53,616	61,703	(2.5)	(15.3)
Savings Deposits	128,301	128,312	134,763	-	(4.8)
Time Deposits + Debentures	431,062	417,364	388,983	3.3	10.8
Funds from Financial Bills	230,932	233,600	183,173	(1.1)	26.1
\\ Customer Funds (1)	**842,543**	**832,892**	**768,622**	**1.2**	**9.6**
(-) Reserve Requirements	(117,876)	(103,691)	(85,451)	13.7	37.9
(-) Available Funds (Brazil)	(14,630)	(14,495)	(15,358)	0.9	(4.7)
\\ Customer Funds Net of Reserve Requirements	**710,037**	**714,706**	**667,813**	**(0.7)**	**6.3**
Borrowings and Onlending	52,225	51,123	62,497	2.2	(16.4)
Other (Securities Abroad + Subordinated Debt + Other Borrowers / Cards)	89,337	88,401	97,278	1.1	(8.2)
\\ Total Funding (A)	**851,599**	**854,230**	**827,588**	**(0.3)**	**2.9**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**769,700**	**781,455**	**764,018**	**(1.5)**	**0.7**
\\ B / A	**90.4%**	**91.5%**	**92.3%**	**(1.1) p.p.**	**(1.9) p.p.**

(1) It considers: Demand Deposits, Sundry Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

Expanded | in R$ billion

868.7 -1.2% q/q +1.6% y/y

individuals	large corporate	SMEs
361 -1.2% q/q	341 +0.1% q/q	167 -3.9% q/q
	companies	

highlights

individuals **+5.7%** y/y

real estate credit | individuals **+7.5%** y/y

credit card | individuals **+14.1%** y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	June23	Mar23	June22	Variation % Quartely	Variation % 12 months
Individuals	357,105	361,838	337,916	(1.3)	5.7
Companies	269,467	280,436	294,863	(3.9)	(8.6)
\\ Loan Portfolio - Bacen	**626,572**	**642,274**	**632,779**	**(2.4)**	**(1.0)**
Sureties and Guarantees	98,987	97,828	91,363	1.2	8.3
Securities [1]	99,757	98,213	96,657	1.6	3.2
Other	43,371	40,969	34,582	5.9	25.4
\\ Expanded Loan Portfolio	**868,687**	**879,283**	**855,381**	**(1.2)**	**1.6**
\\ Companies	**507,609**	**513,972**	**513,824**	**(1.2)**	**(1.2)**
Large Corporates	340,553	340,096	343,119	0.1	(0.7)
Micro, Small and Medium-Sized Enterprises	167,056	173,876	170,705	(3.9)	(2.1)
\\ Individuals	**361,077**	**365,312**	**341,557**	**(1.2)**	**5.7**
	Without exchange variation			**(0.8)**	**2.2**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

+1.6% in the expanded portfolio in 12 months, especially in products with guarantees, which keep gaining share in the production mix. There was a decrease of 1.2% in the quarter, which reflects the repositioning of the credit policy to less risky modalities.

Loan Portfolio Variation - Bacen


R$ million
642,274
(4,733)
(6,043)
(4,926)
626,572
Mar23
Individuals
SMEs
Large Corporates
June23


R$ million
632,779
19,189
(4,343)
(21,053)
626,572
June22
Individuals
SMEs
Large Corporates
June23

R$21 bi of **credits released** in 2Q23 through digital channels, with emphasis on payroll-deductible loans and personal loans.

(Total of R$64 bi loans released in 2Q23)

loan portfolio

Expanded Loan Portfolio by Client Profile, Product and Currency

R$ million	June23	Mar23	June22	Variation % Quarter	Variation % 12 months
\\ Individuals	**361,077**	**365,312**	**341,557**	**(1.2)**	**5.7**
Consumer Financing	**252,101**	**254,769**	**239,938**	**(1.0)**	**5.1**
Payroll-deductible Loans	89,842	89,725	86,078	0.1	4.4
Credit Card	72,165	72,294	63,224	(0.2)	14.1
Personal Loans	56,581	57,974	55,500	(2.4)	1.9
CDC/Vehicle Leasing	33,514	34,776	35,135	(3.6)	(4.6)
Real Estate Financing	**86,522**	**86,061**	**80,474**	**0.5**	**7.5**
Other Products	**22,454**	**24,481**	**21,144**	**(8.3)**	**6.2**
Rural Loans	13,606	15,460	12,053	(12.0)	12.9
Other	8,848	9,021	9,092	(1.9)	(2.7)
\\ Companies	**507,609**	**513,972**	**513,824**	**(1.2)**	**(1.2)**
Working Capital	133,367	141,782	149,409	(5.9)	(10.7)
Foreign Trade Finance	46,371	46,615	57,189	(0.5)	(18.9)
Real Estate Financing	22,216	21,147	18,231	5.1	21.9
BNDES/Finame Onlendings	16,274	16,208	15,668	0.4	3.9
CDC/Leasing	26,611	27,128	25,101	(1.9)	6.0
Rural Loans	26,588	23,987	22,515	10.8	18.1
Sureties and Guarantees	98,407	97,236	90,680	1.2	8.5
Securities	99,757	98,213	96,657	1.6	3.2
Other	38,019	41,656	38,374	(8.7)	(0.9)
\\ Expanded Loan Portfolio	**868,687**	**879,283**	**855,381**	**(1.2)**	**1.6**
Real	809,923	822,749	803,652	(1.6)	0.8
Foreign Currency	58,764	56,534	51,729	3.9	13.6

Portfolio Mix Total



%
44.3
18.3
37.4
2019
42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
39.2
19.3
41.5
June23
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Product Mix Companies



June23
Working Capital 26%
Securities 20%
Sureties and Guarantees 19%
Foreign Trade Finance 9%
Other 26%

loan portfolio

Real Estate Financing


Portfolio
R$ billion
85.5
16.9
68.7
98.7
18.2
80.5
102.3
19.5
82.8
105.3
20.6
84.7
107.2
21.1
86.1
108.7
22.2
86.5
June21
June22
Sept
Dec
Mar23
June
Individuals
Companies


Origination
R$ million
10,094
1,945
8,149
5,393
1,908
3,485
5,585
1,461
4,125
7,603
3,916
3,687
6,060
2,009
4,050
4,307
1,734
2,573
2Q21
2Q22
3Q
4Q
1Q23
2Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 2Q23

Average term: **343 Months**

R$690 Thousand	R$429 Thousand	62.2%	51.5%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)


Units Financed
35,945
10,545
25,400
17,993
7,529
10,464
18,264
6,728
11,536
22,569
12,832
9,737
15,092
6,572
8,520
10,586
4,736
5,850
2Q21
2Q22
3Q
4Q
1Q23
2Q
Borrower
Builder

Payroll-Deductible Loans


Portfolio
%
63.1
60.8
60.7
60.9
60.7
61.4
R$ billion
78.4
17.8
66.5
15.6
86.1
37.8
49.6
12.6
88.3
41.3
46.3
12.4
89.2
44.0
44.2
11.8
89.7
46.9
41.7
11.5
89.8
50.2
38.7
11.1
84.4
88.9
June21
June22
Sept
Dec
Mar23
June
Digital Channels%
Branches Network %
Correspondent %
Payroll-deductible Loans/Total Personal Loans


Distribution of the Portfolio by Sector
%
47.5
4.9
47.6
48.3
5.1
46.6
49.9
5.3
44.8
June21
June22
June23
Public Sector
Private Sector
Social Security National Institute (INSS)

Market Share

June23		
14.9%	17.3 %	Social Security
Total	11.5%	Private
	13.7%	Public

We had a growth in the portfolio in the periods, mainly in the public sector. Digital channels remain expanding, with a relevant participation of the mobile channel, which grew 53% in 12 months.

loan portfolio

Vehicle Financing

Portfolio

R$ billion


49.9
19.4
30.5
June21
60.9
25.4
35.5
June22
62.7
26.6
36.1
Sept
63.8
27.6
36.2
Dec
62.7
27.5
35.1
Mar23
60.9
27.0
33.9
June
Individuals
Companies

Distribution of the Portfolio by Product

%


5.9
1.4
92.7
June21
5.5
1.2
93.4
June22
5.9
1.3
92.8
June23
Finame Portfolio
Leasing Portfolio
CDC Portfolio

Bradesco Origination - Financing

R$1.4 Bi	R$63 Thousand	44 Months	38%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

Production R$ April23 – June23

Bradesco Origination

R$0.3 Bi	R$93 Thousand	47 Months	42%
Average Monthly Production	Average Ticket	Average Term	Average Inflows

Production R$ April23 – June23

Expanded Loan Portfolio Distribution | By Economic Sector

R$ million	June23	%	Mar23	%	June22	%
\\ Economic Sector						
\\ Public Sector	**12,061**	**1.4**	**13,436**	**1.5**	**13,275**	**1.6**
Petrol, Derived and aggregated activities	6,795	0.8	7,250	0.8	8,544	1.0
Production and Distribution of Electricity	5,152	0.6	5,443	0.6	4,541	0.5
Other Sectors	114	-	743	0.1	190	-
\\ Private Sector	**856,626**	**98.6**	**865,847**	**98.5**	**842,106**	**98.4**
Companies	**495,549**	**57.0**	**500,535**	**56.9**	**500,549**	**58.5**
Services	97,623	11.2	99,325	11.3	84,017	9.8
Retail	51,117	5.9	52,725	6.0	50,192	5.9
Transportation and Concession	38,537	4.4	38,071	4.3	37,764	4.4
Real Estate and Construction Activities	31,841	3.7	32,662	3.7	39,004	4.6
Wholesale	26,589	3.1	26,923	3.1	28,280	3.3
Food Products	23,871	2.7	23,213	2.6	23,248	2.7
Automotive	10,882	1.3	12,327	1.4	16,681	2.0
Other Sectors	215,089	24.8	215,289	24.5	221,363	25.9
Individuals	**361,077**	**41.6**	**365,312**	**41.5**	**341,557**	**39.9**
\\ Total	**868,687**	**100.0**	**879,283**	**100.0**	**855,381**	**100.0**

loan portfolio

Portfolio by Debtors

Diversified portfolio, with no relevant concentrations of specific clients.


%
29.6
29.7
30.1
29.3
29.3
29.9
23.0
22.9
23.6
22.9
22.9
23.4
13.5
14.1
15.0
14.2
14.6
14.8
8.1
8.7
9.8
9.4
9.6
10.0
1.3
1.4
1.4
1.4
1.4
1.5
June21
June22
Sept
Dec
Mar23
June
100 Largest
20 Largest
Largest borrower
50 Largest
10 Largest

Flow of Maturities [1]

%	June23	Mar23	June22
1 to 30 days	11.7	11.5	11.6
31 to 60 days	7.2	7.4	6.6
61 to 90 days	5.7	6.0	5.6
91 to 180 days	10.9	11.1	11.5
\\ Short-Term	**35.5**	**35.9**	**35.3**
181 to 360 days	13.8	14.3	15.1
Over 360 days	50.7	49.8	49.6
\\ Medium / Long-Term	**64.5**	**64.1**	**64.7**

(1) Only normal course operations of the Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating | In R$ million (unless otherwise stated)

Loan granting processes meant that **95.5% of the new crops of loans** were rated AA – C (in 12 months), representing 90% of the total portfolio.

Changes in Expanded Loan Portfolio by Rating between June 2022 and 2023	Total Credit on June 2023		New Customers between July 2022 and June 2023		Remaining clients from June 2022	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	768,848	88.5%	47,777	95.5%	721,071	88.1%
D	20,739	2.4%	858	1.7%	19,880	2.4%
E - H	79,100	9.1%	1,410	2.8%	77,690	9.5%
\\ Total	**868,687**	**100.0%**	**50,046**	**100.0%**	**818,641**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (In %)

Customer Profile	June23			Mar23			June22		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	93.3	0.3	6.4	93.0	0.3	6.7	92.6	0.2	7.2
Micro, Small and Medium-Sized Enterprises	85.1	3.0	11.9	86.0	3.3	10.7	87.9	4.0	8.1
Individuals	85.6	4.1	10.3	86.0	4.2	9.8	88.4	3.8	7.8
\\ Total	**88.5**	**2.4**	**9.1**	**88.7**	**2.5**	**8.8**	**90.0**	**2.4**	**7.6**

expenses with expanded ALL

R$ million	2Q23	1Q23	2Q22	1H23	1H22	Variation % 2Q23 x 1Q23	2Q23 x 2Q22	1H23 x 1H22
ALL Expenses	(10,362)	(9,726)	(8,148)	(20,088)	(15,199)	6.5	27.2	32.2
Income from Credit Recovery	1,168	930	1,473	2,098	3,242	25.6	(20.7)	(35.3)
Impairment of Financial Assets	(432)	(281)	1,805	(713)	2,458	53.7	-	-
Granted Discounts / Other (1)	(690)	(440)	(443)	(1,130)	(650)	56.8	55.8	73.8
\\ Expanded ALL	**(10,316)**	**(9,517)**	**(5,313)**	**(19,833)**	**(10,149)**	**8.4**	**94.2**	**95.4**

(1) Includes the result with BNDU, provision for sureties and guarantees, and others.



Expanded ALL / Expanded Loan Portfolio
%
5.4
1.9
2.5
3.3
6.7
4.5
4.3
4.8
Expanded ALL
R$ billion
8.9
3.5
5.3
7.3
14.9
4.9
10.0
9.5
10.3
2Q20
2Q21
2Q22
3Q
4Q
1Q23
2Q
Large Corporate Client
Without Large Corporate Client
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)
Expanded ALL (Expense) - Without Large Corporate Client / Expanded Loan Portfolio (Annualized)

Expanded ALL still under the impact of the economic scenario when it comes to clients liquidating their debt. In the segments of individuals, micro, small and medium-sized enterprises, there were losses concentrated in older crops. New crops are already showing important improvements in quality in response to restrictive concessions in these segments.

The ALL stock totaled R$60 billion, representing 9.6% of the loan portfolio (+0.3 p.p. in the quarter).



Provision - Wholesale and Retail
R$ billion
3.5
3.6
(0.2)
2Q21
5.3
7.4
(2.1)
2Q22
10.3
10.1
0.2
2Q23
Wholesale
Retail

loan indicators

Delinquency Ratios

Total ratio between 15 to 90 days

Improvement of 0.2 p.p. q/q

Improvement of 0.2 p.p. in the delinquency between 15 to 90 days, with a decrease in all segments, reflecting the quality of new crops that are being produced by a more restrictive credit concession policy, decreasing the delinquency.

Delinquency over 90 dias has started to show a slowdown in its pace of growth when we look closely at the months of the second quarter. The growth in Large Corporate is related to a specific client 100% provisioned in Dec 2022. If this operation was not considered, the index would have shown an improvement of 0.2 p.p.

15 to 90 days - %


3.8
3.9
4.1
4.9
4.9
4.9
5.2
5.5
5.7
5.3
5.3
3.8
3.9
3.8
4.9
5.1
4.9
4.8
4.9
2.6
2.7
2.8
3.6
3.6
3.6
4.1
4.6
4.7
4.5
4.4
2.3
2.5
2.8
1.4
1.6
1.6
1.3
0.1
0.3
-
0.2
-
0.1
0.1
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
Apr
May
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Over 90 days - %


6.7
7.0
7.0
6.3
6.8
6.7
6.6
6.2
5.5
5.8
5.9
5.1
5.5
5.1
5.7*
4.8
4.5
5.3
4.4
3.9
4.3
3.8
3.6
3.9
3.4
3.6
3.1
3.2
3.5
2.6
2.7
2.8
2.5
2.6
1.9
1.3
0.8
0.7*
0.4
0.2
0.3
0.1
0.1
0.1
0.1
0.2
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
Apr
May
June
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

*Without Large Corporate Client 100% provisioned.

Over 90 days | Without Assignment* - %


2.8
2.9
3.1
3.4
3.9
4.4
4.9
5.3
5.7
2.5
2.6
2.8
3.2
3.5
3.9
4.3
5.1
5.7
R$ billion
1.8
1.3
1.1
0.1
2.0
2.8
2.8
1.1
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June
Active Assignment
Total - With Assignment
Total - Without Assignment (1)

(1) Considers only the portfolio in default over 90 days.

loan indicators

Coverage Ratios and Provision

Coverage over 90 days focused on the mass portfolio, which is more susceptible to adverse scenarios. This cycle of losses tends to be eased by the new crops, which are being produced by a more restrictive concession policy to lower risk operations. The coverage ratio excluding 100% provisioned operations improved in the month. It is worth mentioning that approximately 56% of the over 90-day late payment portfolio is 100% provisioned.

Coverage Ratio - %



557 508 506 384 327 298 310 278 253 238 244
325 297 261 235 218 201 204 182 173 165 164
117 115 111 105 101 98 105 99 96 93 92
June21 Sept Dec Mar22 June Sept Dec Mar23 Apr May June
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Total ALL / Portfolio Overdue for over 90 Days + Renegotiation

Portfolio in Arrears



%
3.1 3.2 3.4 4.0 4.4 4.7 5.2 6.3 6.9
2.5 2.6 2.8 3.2 3.5 3.9 4.3 5.1 5.9
R$ million
16,869 18,312 20,996 24,904 27,648 30,108 34,269 40,351 43,511
13,674 15,031 17,339 20,031 22,366 25,076 28,277 32,906 36,773
June21 Sept Dec Mar22 June Sept Dec Mar23 June
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days
Overdue for over 60 days / Bacen Portfolio
Overdue for over 90 days / Bacen Portfolio

In June 2023, the provision of a Large Corporate client, 100% provisioned in Dec 2022, was shifted from supplementary provision to specific provision.

Composition of the Provision



%
8.1 7.7 7.4 7.6 7.7 7.8 8.8 9.3 9.6
R$ million
44,401 44,624 45,236 47,149 48,790 50,334 57,741 60,032 60,196
11,243 9,968 9,240 9,390 8,749 9,743 11,081 9,397 7,013
21,319 20,987 20,966 20,373 21,309 19,799 22,809 21,880 20,728
11,840 13,669 15,030 17,386 18,732 20,792 23,850 28,756 32,455
June21 Sept Dec Mar22 June Sept Dec Mar23 June
Expected losses
Incurred losses
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

loan indicators

NPL Creation | 90 Days vs. Write-offs

A significant part of the increase comes from credits 100% provisioned or with a high level of provisions, originating from the renegotiated portfolio and older crops.

NPL Creation



1.4%
1.5%
1.7%
1.9%
1.9%
1.1%
1.1%
1.2%
1.9%
1.8%
R$ million
9,180
9,979
10,902
12,026
12,186(2)
7,212
7,191
8,114
11,995
11,571 (1)
4,700
4,828
5,068
7,661
7,235
2,422
2,358
3,002
3,886
3,615
91
5
45
448
722
2Q22
3Q
4Q
1Q23
2Q
Large Corporates
Individuals
Without Assignment
Micro, Small and Medium-Sized Enterprises
NPL Creation / Bacen Portfolio

With Large Corporate client 100% provisioned: **(1)** R$13.0 bi; and **(2)** R$13.6 bi.

Write-offs



R$ million
4,878
4,481
4,913
7,366
9,134
2,985
3,157
3,219
4,524
6,066
1,739
1,317
1,683
2,536
2,849
154
7
12
306
218
2Q22
3Q
4Q
1Q23
2Q
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Gross ALL Expenses X NPL Creation - 90 days



185%
130%
113%
119%
81%
90%
R$ million
15,008
4,446(1)
11,995
11,571
(2)
10,362
9,726
7,212
8,148
7,191
8,587
8,114
10,562
2Q22
3Q
4Q
1Q23
2Q
NPL Creation - 90 days
Gross ALL Expenses
Large Corporate Client
Gross ALL Expenses /NPL Creation - 90 days - Without Large Corporate Client 100% Provisioned
Gross ALL Expenses /NPL Creation - 90 days

(1) It does not include provision for sureties and guarantees in the amount of R$405 million; and **(2)** R$13.0 bi with Large Corporate client 100% provisioned.

Renegotiated portfolio

48.2%

of the renegotiation carried out in the quarter were less than 90 days in arrears

Growth of the portfolio in the quarter as expected, maintaining the level of provisioning at high levels.

Evolution of the balance of the Portfolio


R$ billion
28.5
5.0
23.5
31.4
5.1
26.3
32.6
5.3
27.3
34.4
5.3
29.1
36.4
4.6
31.8
38.0
4.2
33.8
June21
June22
Sept
Dec
Mar23
June
Originated from portfolio in write-off
Originated from active portfolio

Renegotiated Portfolio / Bacen Portfolio


%
5.2
4.9
4.7
4.9
5.0
5.1
5.2
5.7
6.1
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June

Provision (ALL) / Renegotiated Portfolio


%
61.9
63.1
62.3
62.3
62.7
62.5
63.3
63.3
61.6
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June

Delinquency ratio over 90 days | Renegotiated Portfolio


%
14.6
15.8
17.8
18.7
18.2
19.8
21.6
23.1
23.7
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June

fee and commission income

R$ million	2Q23	1Q23	2Q22	1H23	1H22	Variation % 2Q23 x 1Q23	Variation % 2Q23 x 2Q22	Variation % 1H23 x 1H22
Card Income	3,655	3,620	3,467	7,275	6,610	1.0	5.4	10.1
Checking Account	1,795	1,848	1,944	3,643	3,893	(2.9)	(7.7)	(6.4)
Asset Management	778	780	770	1,558	1,551	(0.3)	1.0	0.5
Consortia	525	570	617	1,095	1,182	(7.9)	(14.9)	(7.4)
Collections and Payments	547	559	581	1,106	1,156	(2.1)	(5.9)	(4.3)
Loans Operations	533	549	704	1,082	1,435	(2.9)	(24.3)	(24.6)
Custody and Brokerage Services	341	340	371	681	719	0.3	(8.1)	(5.3)
Underwriting / Financial Advisory Services	246	145	236	391	472	69.7	4.2	(17.2)
Other	336	335	286	671	569	0.3	17.5	17.9
\\ Total	**8,756**	**8,746**	**8,976**	**17,502**	**17,587**	**0.1**	**(2.5)**	**(0.5)**
\\ Business Days	**61**	**63**	**62**	**124**	**124**	**(2)**	**(1)**	**-**

Card Income

7% growth in the volume traded in relation to 2Q22, which shows the expansion of the card penetration in all segments, with emphasis to High Income, which grew its share in the card portfolio in approximately 4 p.p. in 12 months.

Volume Traded - Credit Cards

R$ million


55,750
73,570
78,363
79,537
79,779
78,810
2Q21
2Q22
3Q
4Q
1Q23
2Q

Checking-Account

Revenues influenced by our strategy of adapting the portfolio to our client's profile, aiming to offer services that are more and more suitable and attractive to our more than 38 million of account holders.

Checking Account Holders

In million


34.2
37.6
38.0
38.0
38.3
38.3
2Q21
2Q22
3Q
4Q
1Q23
2Q

Loans Operations

The reduction in revenues in the periods is related to the lower volume of origination of operations, mainly with working capital in micro and small entrepreneurs, reflection of the repositioning of our credit policy.

Asset Management

A consistent half year, even in a scenario of aversion to risk and high interest rates, reflecting the offer of products in line with the clients' profile and the capacity of Asset Management to capture opportunities in the market by means of proprietary analysis and a qualified team.

Investments Funds and Managed Portfolios

R$ billion


1,082
1,059
1,093
1,102
1,107
1,129
2Q21
2Q22
3Q
4Q
1Q23
2Q



fee and commission income



Number of Outstanding Consortium Quotas
In thousands
1,511
1,537
1,573
1,570
1,533
1,497
1,212
1,180
1,206
1,160
1,127
1,100
71
112
114
158
156
150
227
245
254
251
251
247
2Q21
2Q22
3Q
4Q
1Q23
2Q
Real Estate
heavy duty
Auto

Consortia

More than R$1 billion in revenues in the first half of 2023, even with the reduction of active quotas that were impacted by the termination of contracts concentrated over a 6-month period. We ended the first half with 106% growth in sales in digital channels and 19% in agribusiness.

Underwriting / Financial Advisory Services

Financial advice in 78 transactions with a volume of R$67 billion in 2Q23, contributing to the positive variations in comparative periods. Below are the main highlights in the period:

Fixed Income: Advice and structuring in 70 transactions with a volume of about R$58 billion.

Variable Income: We coordinated in 2Q23, four operations with a volume of R$8 billion.

Mergers and Acquisitions: Advisory services in four transactions in the quarter, totaling R$1 billion.

Custody - In the 2Q23, we registered R$2.2 trillion of assets under custody.



Assets under Custody
R$ billion
▲ 9%
▲ 3%
2,057
2,002
2,109
2,122
2,119
2,188
2Q21
2Q22
3Q
4Q
1Q23
2Q

R$ million	2Q23	1Q23	2Q22	1H23	1H22	Variation % 2Q23 x 1Q23	2Q23 x 2Q22	1H23 x 1H22
\\ Personnel Expenses	**(6,155)**	**(6,031)**	**(5,718)**	**(12,186)**	**(11,219)**	**2.1**	**7.6**	**8.6**
Payroll, Social Charges, Benefits and Training	(5,073)	(4,941)	(4,627)	(10,014)	(9,103)	2.7	9.6	10.0
Management and Employee Profit Sharing	(706)	(711)	(839)	(1,417)	(1,614)	(0.7)	(15.9)	(12.2)
Terminations Costs and Provision for Labor Claims	(376)	(379)	(252)	(755)	(502)	(0.8)	49.2	50.4
\\ Administrative Expenses	**(5,559)**	**(5,418)**	**(5,344)**	**(10,977)**	**(10,427)**	**2.6**	**4.0**	**5.3**
Outsourced Services	(1,405)	(1,285)	(1,307)	(2,690)	(2,558)	9.3	7.5	5.2
Data Processing and Communication	(963)	(1,060)	(988)	(2,023)	(1,957)	(9.2)	(2.5)	3.4
Depreciation and Amortization	(1,039)	(1,035)	(867)	(2,074)	(1,714)	0.4	19.8	21.0
Facilities (1)	(662)	(653)	(647)	(1,315)	(1,310)	1.4	2.3	0.4
Financial System Services	(365)	(288)	(275)	(653)	(545)	26.7	32.7	19.8
Advertising and Marketing	(311)	(287)	(533)	(598)	(893)	8.4	(41.7)	(33.0)
Transportation	(188)	(196)	(199)	(384)	(394)	(4.1)	(5.5)	(2.5)
Other (2)	(626)	(614)	(528)	(1,240)	(1,056)	2.0	18.6	17.4
\\ Other Operating Expenses Net of Revenue	**(1,360)**	**(1,344)**	**(468)**	**(2,704)**	**(1,586)**	**1.2**	**190.6**	**70.5**
Expenses with Marketing of Cards	(460)	(469)	(442)	(929)	(916)	(1.9)	4.1	1.4
Civil and Tax Contingencies	(163)	154	(103)	(9)	(355)	-	58.3	(97.5)
Claims	(168)	(153)	(190)	(321)	(486)	9.5	(11.8)	(34.0)
Other	(570)	(876)	267	(1,446)	171	(35.0)	-	-
\\ Total Operating Expenses	**(13,074)**	**(12,793)**	**(11,530)**	**(25,867)**	**(23,232)**	**2.2**	**13.4**	**11.3**

(1) Contemplates Asset Maintenance and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

85.3 thousand employees

Personnel Expenses – Variation in relation to 2022 reflects the effect of the collective bargaining agreement, which includes a readjustment of 10% in benefits and 8% in wages as of September 2022, in addition to higher expenses with labor claims and termination costs. The quarter variation is due to the seasonality of 1Q23.

Administrative Expenses – Variations due to operation costs and continued technology investments in addition to higher expenses with third-party services and financial systems.

Committed to balance between operational efficiency and quality of the services offered to our clients – with an agile and convenient approach –, we continuously optimize our service network, focused on providing the best experience for the client as well as generating business.

Branches / Business Units / Service Centers


8,727
4,675
884
3,168
June21
8,227
4,325
976
2,926
June22
8,148
4,281
996
2,871
Sept
7,930
4,169
897
2,864
Dec
7,773
4,119
799
2,855
Mar23
7,527
4,009
731
2,787
June
Branches
Business Units
Service Centers

Other Operating Expenses, Net of Income – The variations in the periods are influenced by contingencies movement, particularly from civil and tax lawsuits carried out in 1Q23.

dynamics of the insurance business

2Q23

Income	Quarterly ROAE	Revenues
R$2,372MM (+34.0% q/q; +31.3% y/y)	24.5%	R$25,463MM (+1.9% q/q; +7.7% a/a)

The Grupo Bradesco Seguros recorded revenues of R$50.5 billion and net income of R$4.1 billion (+10.3% and +21.6% vs. 1H22, respectively). The ROAE had a significant evolution of 6.3 p.p. in the quarter, and the financial income showed good performance, influenced by the behavior of the economic and financial indexes. The expansion of revenue, the improvement of the Claims Ratio and Marketing Index and the good performance of the net interest income contributed to the advancement of the operating income, which reached R$8.5 billion in the half (+21.7% vs. 1H22).

Technical provisions grew by 10.6%, exceeding R$340 billion in June, with emphasis on the lines of Health, Life and Pension Plans. The Financial Assets evolved 9.4%, reaching R$364 billion. In indemnities and benefits, R$25.9 billion were paid in the half (+10.6% vs. 1H22).

In 2023, the Insurance Group continues to evolve in the digital transformation journey through new tools and agile processes, the use of artificial intelligence in the Business Portal, advancement in digital acceptance and emphasis on multichannel service to the policyholder. Sales in the digital modality grew 33.4% in the half, exceeding R$1.5 billion.

Bradesco Saúde and Bradesco Vida e Previdência were awarded as best in the categories "Health Insurance" and "Private Pension", respectively, in the research "Best of São Paulo Brands & Services". Bradesco Saúde was also winner of the "Health Leaders 2023" award, in the category "Health Operator and Insurance", and surpassed the three million appointments held by the program Meu Doutor, present in more than 40 cities.

In addition to expanding the offer of coverage and assistance for the "Vida Viva Bradesco", Bradesco Vida e Previdência extended the facilities of digital acceptance to all clients, account holders and non-account holders of Banco Bradesco, across the entire portfolio of individual products.

In the Auto and Property and Casualty segment, Bradesco Seguros was the overall winner of the Qorus-Accenture Innovation in Insurance Awards, held in June in Milan, Italy. The Gold Trophy was part of the Sustainable Claim project, available to Auto and Residential insurance clients, another pioneering initiative of Bradesco Seguros to protect the environment and feed the circular economy.

Bradesco Capitalização has expanded its product portfolio with the launch of the *Max Prêmios Mil*, a new one-time payment security and a 24-month term that allows the client to run for monthly draws.

statement of income from insurance

R$ million	2Q23	1Q23	2Q22	1H23	1H22	Variation % 2Q23 x 1Q23	Variation % 2Q23 x 2Q22	Variation % 1H23 x 1H22
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	16,082	15,046	14,200	31,128	26,861	6.9	13.3	15.9
Retained Claims	(11,090)	(11,076)	(10,256)	(22,166)	(19,048)	0.1	8.1	16.4
Capitalization Bond Draws and Redemptions	(1,253)	(1,361)	(1,359)	(2,614)	(2,741)	(7.9)	(7.8)	(4.6)
Selling Expenses	(973)	(963)	(837)	(1,936)	(1,678)	1.0	16.2	15.4
Financial Results	2,074	2,023	1,959	4,097	3,598	2.5	5.9	13.9
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**4,841**	**3,669**	**3,707**	**8,510**	**6,993**	**31.9**	**30.6**	**21.7**
Fee and Commission Income	427	436	418	864	839	(2.1)	2.1	2.9
Personnel Expenses	(519)	(487)	(454)	(1,006)	(892)	6.5	14.1	12.7
Other Administrative Expenses	(502)	(436)	(418)	(939)	(756)	15.2	20.1	24.1
Others	(460)	(256)	(393)	(716)	(743)	79.6	17.0	(3.7)
\\ Operating Income	**3,787**	**2,926**	**2,859**	**6,713**	**5,439**	**29.4**	**32.5**	**23.4**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,415)	(1,155)	(1,053)	(2,570)	(2,032)	22.5	34.4	26.5
\\ Lucro Líquido Recorrente	**2,372**	**1,770**	**1,806**	**4,143**	**3,407**	**34.0**	**31.3**	**21.6**
Life and Pension Plans	1,494	1,085	768	2,579	1,292	37.7	94.6	99.6
Health	243	110	265	353	588	121.5	(8.3)	(40.0)
Capitalization Bonds	150	179	170	329	356	(16.4)	(12.0)	(7.7)
Property & Casualty and Others	486	397	603	882	1,171	22.4	(19.5)	(24.7)
\\ Selected Asset Data								
Total Assets	392,448	381,342	358,999	392,448	358,999	2.9	9.3	9.3
Securities	364,148	352,628	332,819	364,148	332,819	3.3	9.4	9.4
Technical Provisions	340,542	332,905	307,819	340,542	307,819	2.3	10.6	10.6
Shareholder's Equity (1)	36,663	33,709	31,785	36,663	31,785	8.8	15.3	15.3

(1) In June 2023, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$23,747 million.

Income from insurance operations of R$4.8 billion – a growth of 30.6% vs. 2Q22



Net Income and ROAE
%
7.8
20.9
17.0
21.2
18.2
24.5
R$ million
655
544
155
117
(161)
1,806
768
603
265
170
1,495
727
561
72
135
1,893
1,077
578
81
157
1,770
1,085
397
110
179
2,372
1,494
486
243
150
2Q21
2Q22
3Q
4Q
1Q23
2Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

The good performance of basically all segments in the quarter is substantially influenced by the increase in the revenue, the improvement in the claims ratio and the positive performance of the financial income.

Bradesco Vida e Previdência: The profit performance in the annual comparison reflects maintenance of revenue, improvement of the claims ratio and increase in the financial income.

Bradesco Saúde: In the quarterly comparison, we highlight the revenue growth, improvement of the claims ratio and marketing index.

Bradesco Capitalização: In the annual comparison, the performance of the net income is due to lower income (net of draws, redemptions and marketing expenses) and the decrease in the financial income.

Property & Casualty and Others: The profit performance in the quarter is due to the revenue growth, the improvement of the claims ratio, the increase of the financial income and the maintenance of the marketing index.

We also highlight the increase in the commercialization of products using the features available in the digital channels, whose revenues in 1H23 surpassed R$1.5 billion, totaling more than 1.5 million transactions.

The Minimum Capital Required (MCR) in June 2023 amounted to R$13.5 billion.

revenues and operating income from insurance

Premium Issued, Pension Contributions and Capitalization Revenues – Revenues and Administrative Efficiency Ratio


%
3.8 3.7 3.8 3.7 3.7 3.5 3.6 3.7 4.1
R$ million
19,874 21,150 21,222 22,114 23,645 25,149 24,495 24,997 25,463
9,171 10,187 10,157 10,598 11,416 11,870 11,168 11,338 11,380
1,540 1,590 1,755 1,717 2,086 2,429 2,312 2,135 2,410
1,379 1,506 1,270 1,593 1,569 1,719 1,488 1,574 1,451
7,784 7,867 8,040 8,206 8,574 9,131 9,527 9,949 10,222
2Q21 3Q 4Q 1Q22 2Q 3Q 4Q 1Q23 2Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Capitalization Bonds
Health
Administrative Efficiency Ratio

Retained Claims


%
81.6 82.5 81.6 79.7 80.9 80.5 80.2 82.1 81.1
R$ million
16,630 25,596 34,220 8,791 19,048 29,050 39,417 11,076 22,166
13,652 21,254 29,191 8,279 18,188 27,901 38,105 10,941 21,943
2,978 4,342 5,029 512 860 1,149 1,312 135 223
6M21 9M21 12M21 3M22 6M22 9M22 12M22 3M23 6M23
Claims Reported - Covid-19
Retained Claims
Claims

Income From Insurance, Pension Plans and Capitalization Bonds


R$ million
1,574(*) 3,213(*) 3,527(*) 3,286(*) 3,707(*) 3,469(*) 4,300(*) 3,669(*) 4,481(*)
3,422 4,578 4,214 3,798 4,055 3,758 4,463 3,804 4,929
687 2,090 2,065 1,639 1,959 1,460 2,241 2,023 2,074
1,848 1,365 687 512 348 289 163 135 88
887 1,123 1,462 1,646 1,748 2,009 2,059 1,646 2,767
2Q21 3Q 4Q 1Q22 2Q 3Q 4Q 1Q23 2Q
Operating Income
Claims Reported - Covid-19
Financial Result
(*) With the Effect of Covid-19

The good performance in revenue, the improvement in the claims ratio and marketing index, and the growth of the financial income contributed to the evolution of the operating income in the quarter.

technical provisions and insurance activity indicators

Technical Provisions

The technical provisions totaled R$340.5 billion in June 2023, an increase of 10.6% in 12 months and 2.3% in the quarter, with greater provisions in the "health", "life" and "pension" segments.


R$ million
288,364
289,111
292,860
301,001
307,819
316,560
324,024
332,905
340,542
260,483
260,782
264,327
271,918
277,831
286,047
292,954
300,734
308,090
14,556
14,918
15,039
15,254
15,598
15,477
15,599
16,572
16,609
8,488
8,492
8,401
8,583
8,803
8,949
9,134
9,163
9,154
4,837
4,918
5,094
5,246
5,587
6,087
6,336
6,435
6,689
June21
Sept
Dec
Mar22
June
Sept
Dec
Mar23
June
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

Performance Ratios – Combined Ratio / Claims Ratio / Marketing Index

Combined Ratio


%
95.8
95.8
90.9
90.5
91.2
89.2
91.8
93.0
91.2
101.9
103.5
101.9
101.4
102.7
101.3
103.5
104.5
101.3
93.4
94.0
97.9
100.2
96.4
90.9
91.1
95.4
93.5
90.6
81.7
58.1
55.8
60.9
55.1
62.8
59.5
63.3
2Q21
3Q
4Q
1Q22
2Q
3Q
4Q
1Q23
2Q
Life
Health
Auto/P&C
Total (1)

(1) It excludes additional reserves.

Claims Ratio


%
81.9
79.8
79.2
82.1
80.2
92.8
92.8
91.5
94.6
91.5
67.0
59.8
58.3
58.7
59.4
41.4
36.4
41.5
42.2
41.3
29.8
35.4
31.4
38.4
36.8
2Q22
3Q
4Q
1Q23
2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Marketing Index


%
7.2
7.3
7.6
7.1
7.0
20.0
20.6
19.5
19.1
19.7
16.1
15.8
15.1
16.3
16.3
15.9
15.1
14.8
14.8
14.8
4.2
4.4
4.6
4.1
4.0
2Q22
3Q
4Q
1Q23
2Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

insurance | additional information

Number of Contracts by Type of Risk – Life, Personal Accidents, Loss of Income and Proposals for Pension Plans


In thousand
39,034
2,974
36,060
37,573
2,929
34,644
35,971
2,938
33,033
34,585
2,943
31,642
30,838
2,948
27,890
June22
Sept
Dec
Mar23
June
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

Number of Bradesco Saúde and Mediservice Policyholders and Bradesco Saúde Operadora de Planos


In thousand
3,930
116
3,814
3,977
115
3,862
4,040
114
3,926
3,999
111
3,888
3,892
111
3,781
June22
Sept
Dec
Mar23
June
Company Health Plans
Individual Health Plans

Number of Auto/P&C Policyholders


In thousand
2,905
1,344
1,561
3,049
1,471
1,578
3,057
1,509
1,548
3,042
1,532
1,510
3,030
1,507
1,523
June22
Sept
Dec
Mar23
June
Auto/Optional Third-Party Liability
P&C

Number of Active Capitalization Bonds


In thousand
2,943
3,097
3,185
3,188
3,154
33,897
8,045
25,852
24,020
8,423
15,597
21,359
8,602
12,757
20,719
8,328
12,391
20,357
8,364
11,993
June22
Sept
Dec
Mar23
June
Active Capitalization Bonds
Active Drawing Right Assignment
Customers (Active Bonds)

basel

15.5%

Basel Ratio

+0.4 p.p. in the quarter

Tier I Capital
12.9%
+0.3 p.p.

Common Equity Ratio
11.4%
+0.3 p.p.

R$ million

Total RWA
R$956,140
+1.2% in the quarter
1Q23: R$945,116

Credit Risk
R$855,319
+0.6% in the quarter
1Q23: R$850,495

Market Risk
R$17,843
+53.2% in the quarter
1Q23: R$11,643

Operational Risk
R$82,978
-
1Q23: R$82,978

Tier I ratio showed an improvement, with the increase of +0.3 p.p. vs. March 2023 and +0.5 p.p. vs. December 2022, due to a higher internal capital generation (net income) and the positive effect of the mark-to-market of our securities available for sale.



%
16.0
14.1
1.1
13.1
1.8
June21
15.2
13.7
1.1
12.7
1.4
Sept
15.8
13.7
1.2
12.5
2.1
Dec
15.7
13.7
1.2
12.5
2.0
Mar22
15.6
13.3
1.4
11.9
2.3
June
15.8
13.6
1.5
12.1
2.2
Sept
14.8
12.4
1.5
11.0
2.4
Dec
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

Changes in the Tier I Ratio in the quarter



%
Limits since April, 2022(1)
9.50% Tier 1
8.00% Capital Principal
12.6
1.5
11.1
Mar23
0.4
Net Income 2Q23
0.3
MTM of Securities - Equity Valuation Adjustments
(0.3)
Interest on Shareholders' Equity
0.1
Effects of Prudential Adjustments
(0.2)
Risk-Weighted Assets
12.9
1.5
11.4
June23
Common Equity
Additional Capital

(1) They refer to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.

indicators, guidance & economic perspectives

	2Q23	1Q23	2Q22	1H23	1H22
\\ Main Indicators (%)					
Interbank Deposit Certificate (CDI)	3.15	3.25	2.91	6.50	5.42
Ibovespa	15.91	(7.16)	(17.88)	7.61	(5.99)
USD – Commercial Rate	(5.14)	(2.63)	10.56	(7.64)	(6.14)
General Market Price Index (IGP-M)	(4.65)	0.20	2.54	(4.46)	8.16
Extended Consumer Price Index (IPCA)	0.76	2.09	2.22	2.87	5.49
Business Days (#)	61	63	62	124	124
Calendar Days (#)	91	90	91	181	181
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	4.8192	5.0804	5.2380	4.8192	5.2380
CDS 5 years (Points)	177	229	295	177	295
Selic - Base Interest Rate (% p.a.)	13.75	13.75	13.25	13.75	13.25
BM&F Fixed Rate (% p.a.)	11.72	12.90	13.78	11.72	13.78

Guidance 2023

	Disclosed	Realized 1H23	Reviewed
Expanded Loan Portfolio	6.5% to 9.5%	1.6%	1% to 5%
Net Interest Income	7% to 11%	(0.6%)	2% to 6%
Fee and Commission Income	2% to 6%	(0.5%)	Maintained
Operating Expenses (Personnel + Administrative Expenses + Other)	9% to 13% (1)	11.3%	7% to 11%
Income from Insurance, Pension Plans and Capitalization Bonds	6% to 10%	21.7%	21% to 25%
Expanded ALL - R$ billion	R$36.5 to R$39.5	R$19.8	Maintained

(1) Administrative and personnel expenses grow in line with inflation.

Bradesco Forecast

%	2023	2024
USD - Commercial Rate (year-end) - R$	4.80	4.80
Extended Consumer Price Index (IPCA)	4.80	3.60
General Market Price Index (IGP-M)	(4.10)	4.50
Selic (year-end)	11.75	9.75
Gross Domestic Product (PIB)	2.10	1.50

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